Exhibit 99.1

RANDGOLD RESOURCES LIMITED

Incorporated in Jersey, Channel Islands

Reg. No. 62686

LSE Trading Symbol: RRS

NASDAQ Trading Symbol: GOLD

LOULO-GOUNKOTO COMPLEX HEADS FOR ANOTHER RECORD YEAR

Loulo, Mali, Sunday 29 January 2017 – Randgold Resources’ Loulo-Gounkoto gold mining complex in Mali is expected to report another new production record for the fourth quarter of 2016, rounding off on a high note what has been a good year for the company’s flagship operation.

Speaking to local media at a briefing here today, chief executive Mark Bristow said that as indicated in the third quarter, the company was on track to report that it had exceeded its production guidance of 670 000 ounces of gold for 2016, and would maintain an annual production of plus 600 000 ounces for at least the next 10 years. This should be supported by the decision to proceed with the Gounkoto super pit project, once approved by the board.

“The Loulo-Gounkoto complex is not just world-class, it is the best in its class by any measure, from the quality of its all-Malian management team through its successful owner-mining underground operation to its exemplary safety, health and environmental management programmes,” he said.

Bristow said Randgold had been involved in Mali for 20 years and in that time had made an enormous difference for the better in the country. At the national level it has paid more than $2 billion (CFA 1 021 billion) to the state in taxes and dividends and contributed another $2.9 billion (CFA 1 457 billion) to the economy in the form of salaries, community investments and payments to local suppliers. Its Malian operations routinely account for between 6% and 10% of the country’s GDP.

“We have taken great care to ensure that all our stakeholders – and not least our host government and our local communities – have shared equitably in the value we have created,” he said

“In partnership with the government we have also developed Mali into one of the world’s premier gold exploration and mining destinations, creating a solid foundation for general economic growth which together with the new mining companies in the industry can still be improved upon.”

Bristow said Randgold was committed to further investment in Mali, not only with regards to exploration and its own mining businesses but also in community projects aligned to its sustainability-focused social responsibility policy.

In the latter regard he noted that significant progress was being made with the establishment of agripole at Morila, Randgold’s other operation in Mali. In partnership with local NGOs, the Ministry of Mines and the Ministry of Industrial Development, a model is being prepared that will demonstrate there is an opportunity to develop a sustainable agribusiness capable of providing a local source of economic activity after Morila’s closure which will shortly be presented to Mali’s Council of Ministers and the Morila board.

Bristow also said that Randgold’s investment in exploration continued to be a key part of the company’s long term strategy in Mali with exploration teams progressing targets across western Mali during the fourth quarter of the year. At Loulo itself, brownfields exploration again demonstrated the quality of Randgold’s orebodies with over 600 000 ounces of inferred resources added through drilling at Gara in 2016 while recent studies at the Yalea deposit had identified a number of targets for follow-up in 2017.

RANDGOLD ENQUIRIES:

Chief Executive Mark Bristow +44 788 071 1386 +44 779 775 2288	Financial Director Graham Shuttleworth +44 1534 735 333 +44 779 771 1338	Group Regional Manager West Africa Mahamadou Samaké +223 66 75 61 36 +223 20 20 16 94	Investor & Media Relations Kathy du Plessis +44 20 7557 7738 Email: randgold@dpapr.com

Website: www.randgoldresources.com

CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS: Except for the historical information contained herein, the matters discussed in this news release are forward-looking statements within the meaning of Section 27A of the US Securities Act of 1933 and Section 21E of the US Securities Exchange Act of 1934, and applicable Canadian securities legislation. Forward-looking statements include, but are not limited to, statements with respect to the future price of gold, the estimation of mineral reserves and resources, the realisation of mineral reserve estimates, the timing and amount of estimated future production, costs of production, reserve determination and reserve conversion rates. Generally, these forward-looking statements can be identified by the use of forward-looking terminology such as 'will', 'plans', 'expects' or 'does not expect', 'is expected', 'budget', 'scheduled', 'estimates', 'forecasts', 'intends', 'anticipates' or 'does not anticipate', or 'believes', or variations of such words and phrases or state that certain actions, events or results 'may', 'could', 'would', 'might' or 'will be taken', 'occur' or 'be achieved'. Assumptions upon which such forward-looking statements are based are in turn based on factors and events that are not within the control of Randgold Resources Limited (‘Randgold’) and there is no assurance they will prove to be correct. Forward-looking statements are subject to known and unknown risks, uncertainties and other factors that may cause the actual results, level of activity, performance or achievements of Randgold to be materially different from those expressed or implied by such forward-looking statements, including but not limited to: risks related to mining operations, including political risks and instability and risks related to international operations, actual results of current exploration activities, conclusions of economic evaluations, changes in project parameters as plans continue to be refined, as well as those factors discussed in Randgold’s filings with the US Securities and Exchange Commission (the 'SEC'). Although Randgold has attempted to identify important factors that could cause actual results to differ materially from those contained in forward-looking statements, there may be other factors that cause results not to be as anticipated, estimated or intended. There can be no assurance that such statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. Accordingly, readers should not place undue reliance on forward-looking statements. Randgold does not undertake to update any forward-looking statements herein, except in accordance with applicable securities laws. CAUTIONARY NOTE TO US INVESTORS: The SEC permits companies, in their filings with the SEC, to disclose only proven and probable ore reserves. We use certain terms in this report, such as 'resources', that the SEC does not recognise and strictly prohibits us from including in our filings with the SEC. Investors are cautioned not to assume that all or any parts of our resources will ever be converted into reserves which qualify as 'proven and probable reserves' for the purposes of the SEC's Industry Guide number 7.